UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of October 2022
Commission File Number: 001-40488

MOLECULAR PARTNERS AG
(Exact name of registrant as specified in its charter)

Wagistrasse 14
8952 Zürich-Schlieren
Switzerland
Telephone: +41 447557700
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Molecular Partners Announces Planned Departure of Chief Financial Officer

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., October 27, 2022 --
Ad hoc announcement pursuant to Art. 53 LR: Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics, today announced that its Chief Financial Officer, Andreas Emmenegger, will depart the company at the end of 2022 to pursue a new position in another company. Molecular Partners is beginning the process of identifying a new Chief Financial Officer and Andreas Emmenegger will support the transition to a new appointee in an advisory role.

“On behalf of all Molecular Partners co-workers and our Board of Directors, I want to express our gratitude for all that Andreas has done for the company over the past 15 years,” said Patrick Amstutz, Ph.D., CEO of Molecular Partners. “As one of the first members of our team, he has played an integral role in establishing and building Molecular Partners as the global leader in DARPin therapeutics. Under his financial leadership the Company successfully completed Initial Public Offerings on both, the SIX Swiss Exchange and the Nasdaq Stock Market, and is today in a strong financial position, with the broadest range of portfolio opportunities in its history. We thank him for his leadership, his team spirit and daily passion for our mission of bringing a new class of medicines to life and wish him the best in his future endeavors.”

“I am immensely proud of everything we have achieved as a team over the past 15 years. It was a privilege to jointly build the organization from its very beginnings until today,” said Andreas Emmenegger. “I would like to thank my colleagues at Molecular Partners for their contribution and support during our journey and, speaking as both a friend and investor in the Company, wish you all success in your continued mission to develop innovative medical treatments to improve the lives of patients suffering from serious diseases.”

About Molecular Partners AG
Molecular Partners AG is a clinical-stage biotech company developing DARPin therapeutics, a new class of custom-built protein drugs designed to address challenges current modalities cannot. The Company has formed partnerships with leading pharmaceutical companies to advance DARPin therapeutics in the areas of ophthalmology, oncology and infectious disease, and has compounds in various stages of clinical and preclinical development across multiple therapeutic areas.
www.molecularpartners.com; Find us on Twitter - @MolecularPrtnrs

Cautionary Note Regarding Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates, expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials, expectations regarding the timing of interactions with regulatory agencies and potential partners, the potential therapeutic and clinical benefits of Molecular Partners’ product candidates, the selection and development, and timing thereof, of future antiviral, DARPin-radioligand or other programs, or any potential business development opportunities for product candidates, Molecular Partners’ position of financial strength and ability to execute on the next phase of its strategy, and Molecular Partners’ expected expenses and cash utilization for 2022 and its expectation that its current cash resources will be sufficient to fund its operations and capital expenditure requirements into 2026. These statements may be identified by words such as “anticipate”, “believe”, “expect”, “may”, “plan”, “potential”, “will”, “would” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include its plans to develop and potentially commercialize its product candidates; Molecular Partners’ reliance on third party partners and collaborators over which it may not always have full control; Molecular Partners’ ongoing and planned clinical trials and preclinical studies for its product candidates, including the timing of such trials and studies; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future clinical trials; the timing of and Molecular Partners’ ability to obtain and maintain regulatory approvals for its product candidates; the extent of clinical trials potentially required for Molecular Partners’ product candidates; the clinical utility and ability to achieve market acceptance of Molecular Partners’ product candidates; the potential impact of the COVID-19 pandemic or other geopolitical events on Molecular Partners’ preclinical studies, clinical trials or operations, or the operations of third parties on which it relies; Molecular Partners’ plans and development of any new indications for its product candidates; Molecular Partners’ commercialization, marketing and manufacturing capabilities and strategy; Molecular Partners’ intellectual property position; Molecular Partners’ ability to identify and in-license additional product candidates; and other risks and uncertainties that are described in the Risk Factors section of Molecular Partners’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with Securities and Exchange Commission (SEC) on March 15, 2022 and other filings Molecular Partners makes with the SEC. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further details, please contact:
Seth Lewis
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Thomas Schneckenburger, European IR & Media
thomas.schneckenburger@molecularpartners.com
Tel: +41 79 407 9952